EXHIBIT 99.3

Amryt Pharma plc - Key Dates for AIM Delisting

DUBLIN, Ireland, and Boston MA, January 6, 2022, Amryt Pharma plc (Nasdaq: AMYT, AIM: AMYT) (“Amryt” or the “Company”), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today reminds shareholders of the key dates concerning the cancellation of the admission of its ordinary shares of nominal value £0.06 each (the “Ordinary Shares”) to trading on AIM (the “AIM Delisting”), as originally announced on November 22, 2021.

As previously announced, the last day of trading in the Company's Ordinary Shares on AIM will be January 10, 2022 and the proposed AIM Delisting will be effective from 7.00 a.m. (London time) on January 11, 2022. Amryt will retain the listing of its American Depositary Shares, each representing five Ordinary Shares (the “ADSs”), on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol AMYT.   Following the AIM Delisting, the Company's ADSs will remain listed, and will only be tradeable, on Nasdaq.

The Company is providing an opportunity for shareholders to deposit their Ordinary Shares with the Company’s ADS depositary in exchange for delivery of ADSs, without cost in line with the timetable below, prior to the AIM Delisting becoming effective on January 11, 2022. Information about the process to deposit Ordinary Shares for delivery of ADSs was provided in the announcement and circular published by the Company on November 22, 2021 and is also available on the Company's website at https://www.amrytpharma.com/investors/aim-delisting/.

Following the AIM Delisting, Shore Capital and Corporate Limited will cease to act as nominated adviser to the Company. Shore Capital Stockbrokers Limited will continue to act as broker to the Company.

The below expected timetable for the AIM Delisting is unchanged from that announced on November 22, 2021.

Expected timetable for the AIM Delisting

Date of announcement and dispatch of the Circular and enclosed documents	22 November 2021

Last date for receipt by Link Group from certificated shareholders of duly completed block transfer participation request forms and original share certificates	9 December 2021 at 1.00 p.m.

Expected date of issuance of ADSs to block transfer participants	7 January 2022

Expected date of posting of ADS confirmations to shareholders by Citibank	7 January 2022

Last date for receipt by Citibank from CREST holders of duly completed issuance forms	10 January 2022 at 3:00 p.m.

Last day of dealings in the Ordinary Shares on AIM	10 January 2022

Cancellation of admission to trading on AIM of the Ordinary Shares	11 January 2022 at 7.00 a.m.

Notes

  References to time in this announcement are to London time unless otherwise stated.
  Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through a Regulatory Information Service.

Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should not incur a stamp duty, or SDRT, charge. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs following the AIM Delisting will generally incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.  Fees of up to US$0.05 per ADS may also be levied by the Company’s depositary bank, Citibank, upon such deposit of Ordinary Shares, although Citibank has confirmed that no such fee will be charged to holders on any deposit of Ordinary Shares for delivery of ADSs from the date the AIM delisting was first announced up to (and including) the last day of dealings in the Ordinary Shares on AIM, which is anticipated to be January 10, 2022.

Amryt is not able to provide shareholders with any form of taxation advice and it is strongly recommended that shareholders obtain appropriate professional advice in respect of all applicable taxation matters.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (oral octreotide) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB and is under review by the FDA and EMA.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors
Shore Capital (Daniel Bush, Mark Percy, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Daniel Bush, Shore Capital, NOMAD +44 (0) 207 408 4090, amrytcorporate@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com